Issuer Free Writing Prospectus dated July 23, 2026

Filed pursuant to Rule 433

Relating to the Preliminary Prospectus dated July 20, 2026

Registration File No. 333-297246

Scribe Therapeutics Announces Pricing of Upsized Initial Public Offering

ALAMEDA, Calif., July 23, 2026 – Scribe Therapeutics Inc. (“Scribe Therapeutics”) (Nasdaq: SCTX), a clinical-stage biotechnology company engineering purpose-built in vivo CRISPR technologies designed to extend healthy lifespan through disease prevention and durable therapeutic intervention, today announced the pricing of its upsized initial public offering of 8,580,000 shares of its common stock at the high end of the range at a public offering price of $15.00 per share. The gross proceeds from the offering, before deducting underwriting discounts and commissions and other offering expenses, are expected to be $128.7 million. All shares of common stock to be sold in the offering will be sold by Scribe Therapeutics. In addition, Scribe Therapeutics has granted the underwriters a 30-day option to purchase up to an additional 1,287,000 shares of common stock at the initial public offering price, less underwriting discounts and commissions. The shares are expected to begin trading on the Nasdaq Global Market on July 24, 2026, under the symbol “SCTX.” The offering is expected to close on July 27, 2026, subject to the satisfaction of customary closing conditions.

Leerink Partners, Goldman Sachs & Co. LLC, Guggenheim Securities and Wells Fargo Securities are acting as joint book-running managers for the offering.

Registration statements relating to these securities have been filed with the Securities and Exchange Commission and became effective on July 23, 2026. The offering is being made only by means of a prospectus. A copy of the final prospectus may be obtained, when available, from: Leerink Partners LLC, Attention: Syndicate Department, 53 State Street, 40th Floor, Boston, MA 02109, by telephone at 1-800-808-7525 ext. 6105 or by email at syndicate@leerink.com; Goldman Sachs & Co. LLC, Attention: Prospectus Department, 200 West Street, New York, New York 10282, telephone: 1-866-471-2526, facsimile: 212-902-9316 or by emailing prospectus-ny@ny.email.gs.com; Guggenheim Securities, LLC, Attention: Equity Syndicate Department, 330 Madison Avenue, 8th Floor, New York, NY 10017, by telephone at (212) 518-9544, or by email at GSEquityProspectusDelivery@guggenheimpartners.com; and Wells Fargo Securities, LLC, 90 South 7th Street, 5th Floor, Minneapolis, Minnesota 55402, by telephone at (800) 645-3751 (option #5) or by email at WFScustomerservice@wellsfargo.com.

In addition to the shares being sold in the initial public offering, Scribe Therapeutics has agreed to sell 500,000 shares of its common stock at $15.00 per share in a concurrent private placement to Sanofi. The sale of the shares of common stock in the concurrent private placement will not be registered under the Securities Act of 1933, as amended. The concurrent private placement is also expected to close on July 27, 2026, subject to the satisfaction of customary closing conditions, including consummation of the initial public offering. The initial public offering is not contingent on the consummation of the concurrent private placement.

This press release shall not constitute an offer to sell or the solicitation of an offer to buy any securities of Scribe, nor shall there be any sale of these securities in any state or jurisdiction in which such offer, solicitation, or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction. Any offers, solicitations or offers to buy, or any sales of securities will be made in accordance with the registration requirements of the Securities Act of 1933, as amended.

About Scribe Therapeutics Inc.

Scribe Therapeutics is a clinical-stage biotechnology company engineering CRISPR-based technologies into purpose-built in vivo genetic medicines designed to become standard of care treatments for patients suffering from highly prevalent diseases, starting with cardiometabolic disease. Leveraging its CRISPR by Design™ approach and nature’s blueprint for improved cardiovascular health, Scribe’s initial programs focus on addressing the key drivers of ASCVD such as elevated LDL-C, lipoprotein(a), and triglycerides. The company’s lead candidate, STX-1150, is a novel liver-targeted therapy designed to epigenetically silence the PCSK9 gene and reduce LDL-C levels without inducing permanent DNA changes. To broaden and accelerate the impact of its engineered CRISPR technologies for patients, Scribe has formed strategic collaborations with world-leading pharmaceutical companies including Sanofi and Eli Lilly. Co-founded by Nobel Prize winner Jennifer Doudna and backed by leading life sciences investors, Scribe is advancing scalable, transformative, and preventative genetic medicines with the goal of improving outcomes and democratizing access to the protective effects of beneficial human genetics.

Investor Contact:

Investor Relations, Scribe Therapeutics

ir@scribetx.com

Media Contact:

Thermal for Scribe Therapeutics

media@scribetx.com